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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SCHERING AG

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

80658204

(Cusip Number)

DECEMBER 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 806585204			Page 2 of 9 Pages

1.	Name of Reporting Person: Allianz Aktiengesellschaft		I.R.S. Identification Nos. of Above Persons (Entities Only): FEIN 98-0122343

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 23,719,591

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 23,719,591

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,719,591

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: Not applicable

11.	Percent of Class Represented by Amount in Row (9): 12.2%

12.	Type of Reporting Person: CO

2

13G
CUSIP No. 806585204			Page 3 of 9 Pages

1.	Name of Reporting Person: AZ-SER Vermögensverwaltungsgesellschaft mbH		I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 20,531,490

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 20,531,490

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,531,490

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: Not applicable

11.	Percent of Class Represented by Amount in Row (9): 10.5%

12.	Type of Reporting Person: CO

3

ITEM 1

     (a).Name of Issuer:

SCHERING AG

     (b).Address of Issuer’s Principal Executive Offices:

Müllerstrasse 178, 13353 Berlin, Federal Republic of Germany

ITEM 2.

     (a). Name of Person Filing:

Allianz Aktiengesellschaft

AZ-SER Vermögensverwaltungsgesellschaft mbH

     (b). Address of Principal Business Office or, if None, Residence:

Allianz Aktiengesellschaft, Königinstrasse 28, 80802 Munich, Federal Republic of Germany

AZ-SER Vermögensverwaltungsgesellschaft mbH, Königinstrasse 28, 80802 Munich, Federal Republic of Germany

     (c). Citizenship:

See Item 4 on page 2.

See Item 4 on page 3.

     (d). Title of Class of Securities:

The title of the securities is ordinary shares, which may also include securities held in the form of American Depositary Receipts (the “Ordinary Shares”).

     (e). CUSIP Number:

806585204

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a). [   ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b). [   ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c). [   ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d). [   ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e). [   ] An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f). [   ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g). [   ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h). [   ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i). [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j). [   ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

See Item 9 on page 2.

See Item 9 on page 3.

     (b) Percent of class:

See Item 11 on page 2.

See Item 11 on page 3.

     (c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

See Item 5 on page 2.

See Item 5 on page 3.

(ii) Shared power to vote or direct the vote:

See Item 6 on page 2.

See Item 6 on page 3.

(iii)Sole power to dispose or direc the disposition of:

See Item 7 on page 2.

See Item 7 on page 3.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on page 2.

See Item 8 on page 3.

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Not applicable

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

     Certain of the Ordinary Shares are held in a fiduciary capacity for third parties. Allianz Aktiengesellschaft and AZ-SER Vermögensverwaltungsgesellschaft mbH disclaim beneficial ownership of such Ordinary Shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Allianz Aktiengesellschaft and the following subsidiaries of Allianz Aktiengesellschaft hold Ordinary Shares of Schering AG: AZ-SER Vermögensverwaltungsgesellschaft mbH and other Allianz Aktiengesellschaft subsidiaries, each of which such other Allianz Aktiengesellschaft subsidiaries holds less than one percent (1%) of the Ordinary Shares of Schering AG.

ITEM 8. Identification and Classification of the Members of the Group.

Not applicable

ITEM 9. Notice of Dissolution of Group.

Not applicable

ITEM 10. Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 12, 2004

Date

ALLIANZ AKTIENGESELLSCHAFT

/s/ Uta Sigl

Signature

Dr. Uta Sigl/
Prokuristin

Name/Title

/s/ Matthias J. Seewald

Signature

Matthias J. Seewald/
Prokurist

Name/Title

AZ-SER
VERMÖGENSVERWALTUNGS-
GESELLSCHAFT MBH

/s/ Peter Mannhart

Signature

Peter Mannhart/
Prokurist

Name/Title

/s/ Gerd-Wolfgang Hintzl

Signature

Dr. Gerd-Wolfgang Hintzl/
Director

Name/Title